SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            SCHEDULE l3D
              Under the Securities Exchange Act of l934
                           Amendment No. 2

                     Guaranty National Corporation
                          (Name of Issuer)

                    Common Stock, $1.00 par value
                   (Title of class of securities)

                             401192109
                          (CUSIP Number)

                        Michael P. Maloney, Esq.
           Senior Vice President, General Counsel and Secretary
                        Orion Capital Corporation
                           9 Farm Springs Road
                          Farmington, CT 06032
                           (860) 674-6600
-------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                      John J. McCann, Esq.
                  Donovan Leisure Newton & Irvine
                       30 Rockefeller Plaza
                     New York, New York l0112

                        September 18, 1997
-------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:[x]

Check the following box if a fee is being paid with this statement:
[]

                  (Continued on following pages)

                  Exhibit Index Appears on Page 10

CUSIP No.401192109
--------------------------------------------------------------
 1)  Names of Reporting Persons  (a) Orion Capital Corporation
     S.S. of IRS Identification      IRS No. 95-6069054
     Nos of Above Persons        (b) The Connecticut Indemnity
                                     Company
                                     IRS No. 06-0303520
                                 (c) Connecticut Specialty
                                     Insurance Company
                                     IRS No. 06-1121822
                                 (d) Design Professionals
                                     Insurance Company
                                     IRS No. 94-2319176
                                 (e) Employee Benefits
                                     Insurance Company
                                     IRS No. 95-1613489
                                 (f) EBI Indemnity Company
                                     IRS No. 06-1008792
                                 (g) The Fire and Casualty
                                     Insurance Company of
                                     Connecticut
                                     IRS No. 06-0640218
                                 (h) Security Insurance
                                     Company of Hartford
                                     IRS No. 06-052957
                                 (i) SecurityRe, Inc.
                                     IRS No. 06-1008789
--------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)
    Member of a Group                   (b)  X
   (See Instructions)                   (c)  X
                                        (d)  X
                                        (e)  X
                                        (f)  X
                                        (g)  X
                                        (h)  X
                                        (i)  X
-------------------------------------------------------------
3)  SEC use Only
--------------------------------------------------------------

--------------------------------------------------------------
4)  Source of Funds                     (a)  WC
    (See Instructions)                  (b)  WC
                                        (c)  WC
                                        (d)  WC
                                        (e)  WC
                                        (f)  WC
                                        (g)  WC
                                        (h)  WC
                                        (i)  WC


--------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------
6)  Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
                                        (c)  Connecticut
                                        (d)  Connecticut
                                        (e)  Connecticut
                                        (f)  Connecticut
                                        (g)  Connecticut
                                        (h)  Connecticut
                                        (i)  Connecticut

-------------------------------------------------------------
               (7)  Sole Voting
Number              Power                  12,129,942
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive       12,129,942
Each Reporting      Power
Person With   (10)  Shared Dispositive
                    Power
--------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        12,129,942
--------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)

--------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                  80.65%
--------------------------------------------------------------
14)  Type of Reporting Person             (a) CO, HC
    (See Instructions)                    (b) CO, IC
                                          (c) CO, IC
                                          (d) CO, IC
                                          (e) CO, IC
                                          (f) CO, IC
                                          (g) CO, IC
                                          (h) CO, IC
                                          (i) CO

Item 1. Security and Issuer.
         -------------------

          This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Guaranty National Corporation ("GNC" or the "Company"). The principal executive offices of GNC are located at 9800 South Meridian Boulevard, Englewood, Colorado 80112.

Item 2.  Identity and Background.
         ------------------------

         This statement is filed by Orion Capital Corporation
("Orion or the Parent"), a Delaware corporation with its principal executive offices at 9 Farm Springs Road, Farmington, Connecticut 06032, and eight of Orion's subsidiaries, each of which is a corporation organized under the laws of the state of Connecticut:
The Connecticut Indemnity Company ("CI"); Connecticut Specialty Insurance Company ("CSIC"); Design Professionals Insurance Company ("DPIC"); Employee Benefits Insurance Company ("EBIC"); EBI
Indemnity Company ("EIC"); The Fire and Casualty Insurance Company of Connecticut ("F&C"); Security Insurance Company of Hartford ("SICH"); and SecurityRe, Inc. ("SRI"). The principal offices of
CI, CSIC, DPIC, EBIC, EIC, F&C, SICH, and SRI are located at 9 Farm Springs Drive, Farmington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of each of CSIC, DPIC, EBIC, EIC, F&C, SICH, and SRI (collectively, the "Subsidiaries"). The Subsidiaries, other than SRI, underwrite and sell most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets, particularly workers compensation and professional liability. SRI is engaged in the management of the run-off operations of the Subsidiaries' assumed reinsurance business.

         This statement amends Items 1, 2, 3, 4, 5 and 7 of the
Schedule 13D dated May 8, 1996 as previously amended by Amendment No. 1, dated July 2, 1996, (which supplemented and modified the information contained in Amendment No. 2 to the Schedule 13G dated February 5, 1996 and filed in paper format by Orion and the Subsidiaries with respect to GNC's Common Stock) by adding to such items the information contained herein.
         The executive officers and directors of Orion and the Subsidiaries, together with the present principal occupations and the name, principal business and address of any corporations or other organizations in which such principal occupations are conducted, appear in Annex A hereto.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The aggregate consideration to be delivered to shareholders of GNC, if the offer to purchase shares being made by Orion is consummated, will consist of available cash and shares of Orion
Common Stock.

Item 4.  Purpose of Transaction.
         -----------------------

         On September 17, 1997, Orion proposed to the directors of
GNC who are not officers, directors or employees of Orion that
Orion acquire all the outstanding shares of GNC not now owned by Orion and its wholly-owned subsidiaries through an offer to purchase followed, if all outstanding shares of GNC are not tendered for purchase, by a statutory merger between GNC and a wholly-owned subsidiary of
Orion.  Each holder of Shares of Common Stock of GNC not presently owned by Orion and its Subsidiaries would receive $34.00 per Share, to be paid $27.20 in cash and the balance in shares of Orion Common
Stock.   The information set forth in the press release dated
September 18, 1997 of Orion attached hereto as Exhibit 1 is incorporated herein by reference.
          The proposal anticipates that if the proposal is accepted and a merger subsequently consummated, the Certificate of Incorporation and By Laws of the surviving entity will be in the form of those of GNC and that the officers and directors of GNC immediately prior to the merger will serve as officers and directors of the surviving entity immediately following the merger. The Shares of GNC would after a merger, no longer qualify to be registered under the Securities Exchange Act of 1934 or to be listed for trading on the New York Stock Exchange.

Item 5.  Interest in Securities of Issuer.
         ---------------------------------

          According to GNC's quarterly report on Form 10-Q for the quarter ended June 30, 1997, there were 15,038,433 shares of GNC Common Stock outstanding as of August 4, 1997. Orion and its Subsidiaries own, in the aggregate 12,129,942 shares of GNC Common Stock as follows:
     Company                   No. of Shares Purchased
     ----------                -----------------------

        Orion                         1,145,000
        CI                            1,381,168
        CSIC                            215,154
        DPIC                            317,115
        EBIC                            618,612
        EIC                             630,379
        F&C                             637,998
        SICH                          7,116,802
        SRI                              67,714
                                     -----------
                                     12,129,942
                                     ===========

Orion may continue to be deemed the beneficial owner of all shares of GNC Common Stock owned by the Subsidiaries.
     Except as previously reported, or to the extent that the officers and directors of Orion and the Subsidiaries may be deemed to "beneficially own" shares of GNC Common Stock by reason of their voting power or investment power with respect to the shares owned by Orion and the Subsidiaries, and except for the 2,450 shares of GNC Common Stock beneficially owned by W. Marston Becker, Chairman and Chief Executive Officer of Orion and Chairman of GNC, 321 shares of GNC Common Stock beneficially owned by Robert B. Sanborn, a Director of Orion and of GNC, 1,605 shares of GNC Common Stock beneficially owned by William J. Shepherd, a Director of Orion and of GNC, 1,500 shares of GNC Common Stock beneficially owned by John
R. Thorne, a Director of Orion, 321 shares of GNC Common Stock beneficially owned by Kevin W. Sullivan, Vice President and
Assistant Chief Investment Officerof Orion and the Subsidiaries, and 350 shares of GNC Common Stockbeneficially owned by Peter
Vinci, Vice President and Controller ofthe Subsidiaries, no officer or director of Orion nor any of the Subsidiaries beneficially owns, or has the right to acquire, directly or indirectly, any shares of GNC Common Stock or has effected any transaction in shares of GNC Common Stock since July 1, 1997.

Item 7.  Materials to be filed as Exhibits
         ------------------------------------.

         Exhibit 1  -  Form of Press Release
                       of Orion dated September 18, 1997

                          Signatures
                          -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    ORION CAPITAL CORPORATION


                    By:/s/ Michael P. Maloney
                       ------------------------------
                       Senior Vice President,
                       General Counsel and Secretary



                     THE CONNECTICUT INDEMNITY COMPANY

                     CONNECTICUT SPECIALTY INSURANCE COMPANY

                     DESIGN PROFESSIONALS INSURANCE COMPANY

                     EMPLOYEE BENEFITS INSURANCE COMPANY

                     EBI INDEMNITY COMPANY

                     THE FIRE AND CASUALTY INSURANCE COMPANY
                     OF CONNECTICUT

                     SECURITY INSURANCE COMPANY OF HARTFORD

                     SECURITYRE, INC.


                    By:/s/ Michael P. Maloney
                       ----------------------------
                       Senior Vice President,
                       General Counsel and
                       Assistant Secretary




Dated:  September 18, 1997

                         EXHIBIT INDEX


Exhibit 1           Form of Press Release dated
                    September 18, 1997

                             ANNEX A

                                        Principal Occupation
Name and Address                        or Employment
-----------------                       --------------------

W. Marston Becker (1--9)                Chairman of the Board and
Orion Capital Corporation               Chief Executive Officer of
9 Farm Springs Road                     Orion and each of the
Farmington, CT 06032                    Subsidiaries; President of
                                        SICH, CI and F&C

Gordon F. Cheesbrough (1)               Chairman and Chief
Scotia Capital Markets                  Executive Officer,
40 King Street West                     ScotiaMcLeod, Inc.,
Scotia Plaza, 66th Floor                Canadian investment
Toronto, Ontario M5W 2X6                dealers
Canada

Bertram J. Cohn (l)                     Managing Director, First
437 Madison Avenue, 30th Floor          Manhattan Company, invest-
New York, New York, l0022               ment bankers


John C. Colman (l)                      Private investor and
4 Briar Lane                            consultant
Glencoe, Illinois 60022


Victoria R. Fash (1)                    Executive Vice President
Cognizant Corporation                   and Chief Financial
200 Nyala Farms Road                    Officer of Cognizant
Westport, Connecticut 06880             Corporation


Robert H. Jeffrey (l)                   Chairman of the Board,
The Jeffrey Company                     Jeflion Investment
88 E. Broad Street, Suite l560          Company; Chairman of the
Columbus, Ohio 43215                    Board, The Jeffrey Company,
                                        a privately held
                                        investment company which
                                        is the parent of Jeflion
                                        Investment Company

------------------------------------------------------------------
(l)  Director of Orion               (5)  Director of SICH
(2)  Director of CSIC                (6)  Director of CI
(3)  Director of EBIC                (7)  Director of DPIC
(4)  Director of F&C                 (8)  Director of EIC
                                     (9)  Director of SRI

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Warren R. Lyons (1)                     Chairman, Avco Financial
Avco Financial Services                 Services, a financial
600 Anton Boulevard                     services company and a
Costa Mesa, California 92628            subsidiary of Textron Inc.


James K. McWilliams (l)                 Proprietor of McWilliams &
2288 Broadway                           Company and General
San Francisco, California 94115         Partner, Mt. Eden
                                        Vineyards, Inc.


Ronald W. Moore (1)                     Adjunct Professor of
Morgan Hall                             Business Administration,
Soldiers Field                          Harvard University
Boston, Massachusetts 02163


Robert B. Sanborn (1)                   Senior Executive
87 Farm Lane                            Consultant to Orion
South Dennis, Massachusetts 02660



William J. Shepherd (l)                 Private investor
109 Golf Edge
Westfield, New Jersey 07090


John R. Thorne (1)                      Morgenthaler Professor of
Furnace Run                             Entrepreneurship, Graduate
Laughlintown, Pennsylvania 15655        School of Industrial
                                        Administration, Carnegie-
                                        Mellon University;
                                        Chairman, The Enterprise
                                        Corporation of Pittsburgh,
                                        a non-profit corporation
                                        encouraging and supporting
                                        entrepreneurial businesses




-----------------------------------------------------------------
(l)  Director of Orion

                                       Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Raymond W. Jacobsen (2--8)              President of EIC and EBIC;
EBI Companies                           Senior Vice President of
500 Park Boulevard                      Orion, CI, F&C, DPIC and
Itasca, IL 60143                        SICH


Daniel L. Barry (2--9)                  Senior Vice President and
Orion Capital Corporation               Chief Financial Officer of
9 Farm Springs Road                     Orion, CSIC, EBIC, EIC,
Farmington, Connecticut 06032           F&C, DPIC, SICH, SRI and CI



Michael P. Maloney, Esq. (2--9)         Senior Vice President,
Orion Capital Corporation               General Counsel and
9 Farm Springs Road                     Secretary of Orion;
Farmington, Connecticut 06032           Senior Vice President,
                                        General Counsel and
                                        Assistant Secretary
                                        of each of the Sub-
                                        sidiaries



William G. McGovern                     Senior Vice President and
Orion Capital Corporation               Chief Actuary of Orion
9 Farm Springs Road                     and of each of the
Farmington, Connecticut 06032           Subsidiaries, except
                                        for SRI


Vincent T. Papa (2--8)                  Senior Vice President
Wm. H. McGee & Co., Inc.                of Orion and each of the
Two World Trade Center                  Subsidiaries, except for
New York, New York 10048                SRI




-----------------------------------------------------------------
(2)  Director of CSIC                (6)  Director of CI
(3)  Director of EBIC                (7)  Director of DPIC
(4)  Director of F&C                 (8)  Director of EIC
(5)  Director of SICH                (9)  Director of SRI

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Raymond J. Schuyler (2--9)              Senior Vice President and
Orion Capital Corporation               Chief Investment Officer
600 Fifth Avenue                        of Orion and each of the
New York, New York 10020                Subsidiaries


Lawrence D. Nolen                       Vice President of CI,
Orion Capital Companies                 and SRI
312 Farmington Avenue
Farmington, Connecticut 06032


Ralph M. Herrmann                       Senior Vice President
Orion Capital Companies                 of CI, EBIC, EIC and F&C
9 Farm Springs Road
Farmington, Connecticut 06032


Eva Golden                              Vice President of CSIC,
Orion Capital Companies                 F&C, SICH and CI
9 Farm Springs Road
Farmington, Connecticut 06032


Craig A. Nyman                          Vice President and
Orion Capital Companies                 Treasurer of Orion and
Farm Springs Road                       each of the Subsidiaries
Farmington, Connecticut 06032






-----------------------------------------------------------------
(2)  Director of CSIC                 (6)  Director of CIC
(3)  Director of EBIC                 (7)  Director of DPIC
(4)  Director of F&C                  (8)  Director of EIC
(5)  Director of SICH                 (9)  Director of SRI

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Stephen M. Mulready (2--9)              Vice President of Orion;
Orion Capital Companies                 President of CSIC and Vice
9 Farm Springs Road                     President of F&C, SICH and
Farmington, Connecticut 06032           CI


Thomas M. Okarma (2--9)                 Vice President of Orion;
DPIC Companies                          President of DPIC and Vice
2959 Monterey/Salinas Highway           President of SICH and CI
Monterey, California 93940


Robert T. Claiborne                     Vice President and Director
Orion Capital Corporation               of Investment Research of
600 Fifth Avenue                        Orion and each of the
New York, New York 10020                Subsidiaries


Claudia F. Lindsey                      Vice President of Orion
9 Farm Springs Road                     and each of the
Subsidiaries
Farmington, Connecticut 06032



David B. Semeraro                       Vice President of Orion
Orion Capital Companies                 and Vice President and
9 Farm Springs Road                     Chief Information Officer
Farmington, Connecticut 06032           of each of the Subsidiaries




Kevin W. Sullivan                       Vice President and
Orion Capital Corporation               Assistant Chief Invest-
600 Fifth Avenue                        ment Officer of Orion
New York, New York 10020                and each of the Sub-
                                        sidiaries, except for SRI


-----------------------------------------------------------------
(2)  Director of CSIC                 (6)  Director of CI
(3)  Director of EBIC                 (7)  Director of DPIC
(4)  Director of F&C                  (8)  Director of EIC
(5)  Director of SICH                 (9)  Director of SRI

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

William M. Beers                        Vice President and
DPIC Companies                          Assistant Secretary of
2959 Monterey/Salinas Highway           each of the Subsidiaries
Monterey, California 93940


Leland H. Beman                        Vice President of each of
Orion Capital Companies                the Subsidiaries, except for
9 Farm Springs Road                    SRI
Farmington, Connecticut 06032


Anne Campbell                          Vice President of CSIC, F&C
Orion Capital Companies                SICH and CI
9 Farm Springs Road
Farmington, Connecticut 06032


Mary K. Leavey                         Vice President of SRI
Orion Capital Companies
9 Farm Springs Road
Farmington, Connecticut 06032


Robert A. Lightfoot, Jr.               Vice President of CSIC
Orion Capital Companies
9 Farm Springs Road
Farmington, Connecticut 06032


David B. Rucker                        Senior Vice President of
Orion Capital Companies                CSIC
9 Farm Springs Road
Farmington, Connecticut 06032


Richard C. Tardif                      Vice President of each of
Orion Capital Companies                the Subsidiaries, except for
9 Farm Springs Road                    SRI
Farmington, Connecticut 06032


Peter M. Vinci                         Vice President and
Orion Capital Companies                Controller of each of the
9 Farm Springs Road                    Subsidiaries
Farmington, Connecticut 06032

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

James W. Webb                          Vice President of each of
Orion Capital Companies                the Subsidiaries
9 Farm Springs Road
Farmington, Connecticut 06032


Kimberley J. Delany                     Vice President of EIC, EBIC,
EBI Companies                           F&C and CI
12770 Coit Road
Dallas, TX 75251


Graham A. Addington                     Senior Vice President of
DPIC Companies                          DPIC and Vice President
2959 Monterey/Salinas Highway           of SICH
Monterey, CA 93940


David J. Vermeulen                     Vice President of SICH and
DPIC Companies                         Senior Vice President of
2959 Monterey/Salinas Highway          DPIC
Monterey, California 93940


A. Russell Chaney                      Senior Vice President of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


Richard D. Crowell                     Senior Vice President of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


William M. Demmon                      Senior Vice President of
DPIC Companies                         DPIC and Vice President of
2959 Monterey/Salinas Highway          SICH
Monterey, California 93940


Patrick C. Ryan                        Senior Vice President of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

Theresa A. Buckley                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Paul T. Carroccio                      Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Betty J. Crane                         Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


John P. Doran                          Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Aileen Ekmekjian                       Vice President of DPIC
DPIC Companies
155 University Avenue
Toronto, Ontario M5H 3B7
Canada


Gail A. Johnson                        Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Edmund Kelly                           Vice President-Finance of
DPIC Companies                         DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


Patricia Marshall                      Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940

                                        Principal Occupation
Name and Address                        or Employment
----------------                        ----------------------

William T. Meisen                      Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Andrea K. Mennenga                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Denise D. Rose                          Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Stephen F. Saunders                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940


Charles Wilson, III                     Vice President of DPIC
DPIC Companies
2959 Monterey/Salinas Highway
Monterey, California 93940